SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                            Mid Ocean Limited
                             (Name of Issuer)

            Class A Ordinary Shares, par value $0.20 per share
                      (Title of Class of Securities)

                               G61061 10 0
                  (CUSIP Number of Class of Securities)

                        Gregory F. Van Gundy, Esq.
                     Marsh & McLennan Companies, Inc.
                       1166 Avenue of the Americas
                         New York, NY 10036-2774
                              (212) 345-5000
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                         David J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000

                            December 19, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )



                               SCHEDULE 13D


CUSIP No.
     G61061 10 0
--------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Marsh & McLennan Companies, Inc. 36-2668272
--------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)   ( )
                         N/A                                   (b)   ( )
--------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

       00: See Item 3
--------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
--------------------------------------------------------------------------
                                          (7) SOLE VOTING POWER
        NUMBER OF
         SHARES                                See Item 5
      BENEFICIALLY                        (8) SHARED VOTING POWER
        OWNED BY
          EACH                                 See Item  5
       REPORTING                          (9) SOLE DISPOSITIVE POWER
         PERSON
          WITH                                  See Item 5
                                          (10) SHARED DISPOSITIVE POWER
                                                 See Item 5

--------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5

--------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                            ( )

--------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0%

--------------------------------------------------------------------------

(14)  TYPE OF REPORTING PERSON*
        HC
--------------------------------------------------------------------------



                               SCHEDULE 13D


CUSIP No.
     G61061 10 0
--------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Marsh & McLennan Risk Capital Holdings, Ltd. 13-3689981

--------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)   ( )
                                                                (b)   ( )

--------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      00: See Item 3

--------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware

--------------------------------------------------------------------------
                                          (7) SOLE VOTING POWER
        NUMBER OF
         SHARES                                 See Item 5
       BENEFICIALLY                       (8) SHARED VOTING POWER
        OWNED BY
         EACH                                  See Item 5
       REPORTING                          (9) SOLE DISPOSITIVE POWER
          PERSON
           WITH                                See Item 5
                                         (10) SHARED DISPOSITIVE POWER

                                               See Item 5

--------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5

--------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              (  )

--------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5

--------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------



                               SCHEDULE 13D

CUSIP No.
     G61061 10 0
--------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MMRC LLC

--------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)   ( )
                                                               (b)   ( )

--------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

     00: See Item 3

--------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OR ORGANIZATION

        Delaware
--------------------------------------------------------------------------
                                          (7) SOLE VOTING POWER
        NUMBER OF
          SHARES                                1,051,645  See Item 5
       BENEFICIALLY                       (8) SHARED VOTING POWER
        OWNED BY
          EACH                                   None
        REPORTING                         (9) SOLE DISPOSITIVE POWER
          PERSON
           WITH                                1,051,645  See Item 5
                                         (10) SHARED DISPOSITIVE POWER

                                               None
--------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,051,645

--------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              (  )

--------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.03% See Item 5

--------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------



Item 1.     Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the Class A Ordinary Shares, par value $0.20 per share (the "Shares"), of Mid Ocean Limited, a Cayman Islands corporation ("Mid Ocean"). The principal executive offices of Mid Ocean are located at Richmond House, 12 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2.     Identity and Background.

      This statement is being filed by Marsh & McLennan Companies, Inc. ("MMC"), on behalf of itself, Marsh & McLennan Risk Capital Holdings, Ltd. ("MMRCH") and MMRC LLC ("MMRC LLC").

      MMC, a Delaware corporation, is the ultimate parent of a variety of companies engaged in such businesses as insurance and reinsurance broking, consulting and investment management.

      MMRCH, a Delaware corporation, is an indirect subsidiary of MMC, whose primary business is to hold investments in insurance and other risk bearing entities on behalf of MMC and its various subsidiaries.

      MMRC LLC, a Delaware limited liability company, is indirectly beneficially owned by MMC and was formed to hold the 1,051,645 Shares issued to it upon the exercise of an option by MMRCH. MMRCH holds 30% of the voting interests and all of the economic interests in MMRC LLC and, as described in Item 5, has the right to cause the disposition of assets held by MMRC LLC (see Item 5).

      MMC and MMRCH each has its principal place of business located at 1166 Avenue of the Americas, New York, New York 10036-2774. MMRC LLC has its principal place of business at Craig Appin House, Wesley Street, Hamilton HM 11, Bermuda.

      Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of MMC and MMRCH and each executive officer of MMRC LLC the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed on Schedule I, unless otherwise indicated, is a United States citizen.

      None of MMC, MMRCH or MMRC LLC nor (to the knowledge of MMC, MMRCH or MMRC LLC) any executive officer, director or controlling person of MMC, MMRCH or MMRC LLC (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years or (b) has been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      The funds necessary to purchase the Shares reported in this
Schedule 13D on behalf of MMRCH and MMRC LLC were obtained from funds available for investment in the ordinary course of business.

Item 4.     Purpose of Transaction.

      The Shares directly owned by MMRCH and MMRC LLC respectively, are being held for investment purposes. Depending on market conditions, MMC, MMRCH or MMRC LLC may acquire additional Shares or dispose of some or all of such Shares.

      Other than as described above, none of MMC, MMRCH or MMRC LLC has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      MMC, MMRCH and MMRC LLC may be deemed to beneficially own the Shares as follows:

                  Number of               % of Outstanding Class A
Name          Class A Ordinary                  Ordinary Shares
         Shares Directly Owned

MMC                 None                              0.00%
MMRCH             1,698,793                           4.90%
MMRC LLC          1,051,645                           3.03%

      The aggregate number of Shares to which this Schedule 13D relates is 2,750,438, representing 7.93% of the 34,669,246 Shares outstanding as of December 31, 1996 (as advised by Mid Ocean).

      Effective December 19, 1996, pursuant to a Share Purchase Option dated as of November 5, 1992 (the "Option"), which was entered into in connection with the initial formation and capitalization of Mid Ocean Reinsurance Company Ltd., a wholly-owned subsidiary of Mid Ocean ("Mid Ocean Re"), MMRCH exercised the Option with respect to shares of Mid Ocean Re which shares, pursuant to a Put/Call Agreement dated as of June 23, 1993 between Mid Ocean and MMRCH were immediately exchanged for Shares of Mid Ocean in the amount of 733,793 Shares issued to MMRCH and 1,051,645 Shares issued to MMRC LLC.

      Each of MMRCH and MMRC LLC has the sole power to dispose of the outstanding Shares owned by it, provided however, that with respect to the Shares owned by MMRC LLC, MMRCH has the ability to block a sale of the Shares and if MMRCH desires the sale of the Shares, the other members of MMRC LLC have agreed to vote in favor of such a sale.

      To the knowledge of MMC, MMRCH and MMRC LLC, none of their respective officers and directors beneficially own any Shares, except for Shares which may be held in discretionary accounts and over which such officers and directors do not have investment power and except as set forth below:

            Name                                Number of Shares

      Frank J. Borelli                                15,000
      Richard S. Hickok                                  500
      David D. Holbrook                               30,000
      Lawrence J. Lasser                              10,000

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      Except as described above and in Item 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among MMC, MMRCH and MMRC LLC and any other person with respect to any securities of Mid Ocean, including but not limited to transfer or voting of any of the securities of Mid Ocean, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

      Exhibit A -       Put/Call Agreement dated as of June 23, 1993
                        between Mid Ocean Limited and Marsh & McLennan
                        Risk Capital Holdings, Ltd., filed as Exhibit
                        10.19 to the Mid Ocean Registration Statement
                        No. 33-63298, incorporated herein by reference

      Exhibit B -       Share Purchase Option Agreement dated
                        as of November 5, 1992 between Mid
                        Ocean Reinsurance Company Ltd. and Guy
                        Carpenter & Company, Inc. filed as
                        Exhibit 10.16 to the Mid Ocean
                        Registration Statement No. 33-63298,
                        incorporated herein by reference

      Exhibit C -       Joint Filing Agreement, dated as of December
                        31, 1996, by and among Marsh & McLennan Com-panies, Inc., Marsh & McLennan Risk Capital
                        Holdings, Ltd. and MMRC LLC.


                                SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 20, 1997

                              MARSH & McLENNAN COMPANIES, INC.


                              By:  /s/ Gregory F. Van Gundy
                                  NAME:  Gregory F. Van Gundy
                                  TITLE: General Counsel and Secretary


                              MARSH & McLENNAN RISK CAPITAL
                                HOLDINGS, LTD.


                              By:  /s/ Gregory F. Van Gundy
                                  NAME:  Gregory F. Van Gundy
                                  TITLE: Attorney-in-fact


                              MMRC LLC


                              By:  /s/ Gregory F. Van Gundy
                                  NAME:  Gregory F. Van Gundy
                                  TITLE: Attorney-in-fact


      For this and all future filings, reference is made to an Agreement dated as of December 31, 1996 with respect to one filing of Schedule 13D on behalf of said entities, pursuant to Rule 13d-1(f)(l).



                                SCHEDULE I

                   DIRECTORS AND EXECUTIVE OFFICERS OF

                     MARSH & McLENNAN COMPANIES, INC.

Unless otherwise indicated, the business address of directors and executive officers is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director.


Name and                            Principal Occupation
Business Address                    or Employment

Lewis W. Bernard*                   Chairman of Classroom, Inc.
c/o Morgan Stanley Group, Inc.
1251 Ave. of the Americas
New York, NY  10020

Richard H. Blum*                    Executive of Marsh & McLennan
                                    Companies, Inc.

Francis N. Bonsignore               Senior Vice President-Human
                                    Resources & Administration of Marsh
                                    & McLennan Companies, Inc.

Frank J. Borelli*                   Senior Vice President and Chief
                                    Financial Officer of Marsh &
                                    McLennan Companies, Inc.

Robert Clements*                    Consultant to Marsh & McLennan Risk
Marsh & McLennan Risk               Capital Corp., a subsidiary
Capital Corp.                       of Marsh & McLennan Companies, Inc.
80 Field Point Road
Greenwich, CT  06830

Peter Coster*                       President of Mercer Consulting
Citizen of the United               Group, Inc., a subsidiary of Marsh
Kingdom                             & McLennan Companies, Inc.

Robert F. Erburu*                   Retired Chairman of the Board of
c/o Times Mirror Company            The Times Mirror Company
220 West First Street
Los Angeles, CA  90012

Jeffrey W. Greenberg*               Chairman and Chief Executive
Marsh & McLennan Risk               Officer of Marsh & McLennan Risk
  Capital Corp.                     Capital Corp., a subsidiary
80 Field Point Road                 of Marsh & McLennan Companies, Inc.
Greenwich, CT  06830

Richard S. Hickok*                  Retired Chairman of KMG Main Hurdman
13 Deep Pond Circle
South Orleans, MA 02662

David  D.  Holbrook*                Chairman of Marsh & McLennan,
                                    Incorporated,  a subsidiary of Marsh
                                    & McLennan Companies, Inc.

Lawrence J. Lasser*                 President and Chief Executive
The Putnam Companies, Inc.          Officer of Putnam Investments,
One Post Office Square              Inc., a subsidiary of Marsh &
Boston, MA  02109                   McLennan Companies, Inc.

Richard M. Morrow*                  Former Chairman of the Board of
c/o Amoco Corporation               Westinghouse Electric Corporation;
200 East Randolph Drive             Retired Chairman of the Board of
Chicago, IL  60601                  Amoco Corporation

George Putnam*                      Chairman of the Board of Trustees
The Putnam Funds                    and President of the various mutual
One Post Office Square              funds managed by Putnam Investment
Boston, MA  012109                  Management, Inc.; Chairman of
                                    Putnam Investment Management, Inc.,
                                    a subsidiary of Marsh & McLennan
                                    Companies, Inc.

Adele Smith Simmons*                President of the John D. And
MacArthur Foundation                Catherine T. MacArthur Foundation
140 South Dearborn Street           in Chicago, Illinois.
Chicago, IL  60603

John T.  Sinnott*                   President and Chief Executive
                                    Officer of Marsh & McLennan,
                                    Incorporated, a subsidiary of Marsh
                                    & McLennan Companies, Inc.

A.J.C. Smith*                       Chairman of the Board and Chief
Citizen of Canada                   Executive Officer of Marsh &
                                    McLennan Companies, Inc.

Frank J. Tasco*                     Retired Chairman and Chief
                                    Executive Officer of Marsh &
                                    McLennan Companies, Inc.

Gregory F. Van Gundy                General Counsel & Secretary of
                                    Marsh & McLennan Companies, Inc.

R.J. Ventres*                       Retired Chairman of the Executive
507 Brookside Road                  Committee of Borden, Inc.
New Canaan, CT  06840



                   DIRECTORS AND EXECUTIVE OFFICERS OF

                 MARSH & McLENNAN RISK CAPITAL HOLDINGS, LTD.

      Unless otherwise indicated, the business address of the directors and executive officers is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. All persons named below are directors of the Company.

Frank J. Borelli                    Chairman of Marsh & McLennan Risk
                                    Capital Holdings, Ltd. and Senior
                                    Vice President & Chief Financial
                                    Officer of Marsh & McLennan
                                    Companies, Inc.

Jeffrey W. Greenberg                Chairman and Chief Executive
Marsh & McLennan Risk               Officer of Marsh & McLennan Risk
  Capital Corp.                     Capital Corp.
80 Field Point Road
Greenwich, CT  06830

A.J.C. Smith                        Chairman of Marsh & McLennan
Citizen of Canada                   Companies, Inc.

Gregory F. Van Gundy                General Counsel & Secretary of
                                    Marsh & McLennan Companies, Inc.


                      EXECUTIVE OFFICERS OF MMRC LLC

      MMRC LCC does not have directors. The business address of the executive officers is Craig Appin House, Wesley Street, Hamilton HM 11, Bermuda.

Andrew Carr                         President of MMRC LLC.
Citizen of Bermuda                  President of Marsh & McLennan
                                    Management Service (Bermuda) Ltd.

Rory Gorman                         Vice President of MMRC LLC.
Citizen of Ireland                  Senior Vice President of Marsh &
                                    McLennan Management Services
                                    (Bermuda) Ltd.



                                                                EXHIBIT C



                          JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f)(l) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Ordinary Shares, par value $0.20, of Mid Ocean Limited, a Cayman Islands corporation, and that this Agreement be included as an Exhibit to such joint filing. Each of the Undersigned hereby constitutes and appoints Gregory Van Gundy such person's true and lawful attorney, with full power of substitution to sign for such person and in such person's name, place and stead the statement on Schedule 13D and any and all amendments to such statement and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming such person's signature as it may be signed by said attorney to such statement and any and all amendments. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 31st day of December, 1996.

                                    MARSH & McLENNAN COMPANIES, INC.


                                    By:  /s/ Gregory Van Gundy
                                        Name: Gregory Van Gundy
                                        Title: Secretary

                                    MARSH & McLENNAN RISK CAPITAL
                                      HOLDINGS, LTD.


                                    By:  /s/ Frank J. Borelli
                                        Name: Frank J. Borelli
                                        Title: Chairman

                                    MMRC LLC


                                    By:  /s/ Rory Gorman
                                        Name: Rory Gorman
                                        Title: Vice President